2002 Annual Meeting Results

On May 22, 2002, RSI Retirement Trust held its Annual Meeting of Trust Participants to consider: (1) the election of three Trustees for terms of three years, and (2) ratification or rejection of PricewaterhouseCoopers LLP as independent accountants of RSI Retirement Trust for the fiscal year ending September 30, 2002.

Proposal 1: Election of Trustees

			Shares
NOMINEE:
William Dannecker

For:			6,924,906
Against:			16,021
Abstain:			41

NOMINEE:
Joseph R. Ficalora

For:			6,924,801
Against:			16,082
Abstain:			41

NOMINEE:
Maurice E. Kinkade

For:			6,925,217
Against:			15,710
Abstain:			41


Proposal 2: Approval of Independent Accountants

For:			6,905,918
Against:			27,746
Abstain:			7,303